L:\secfiles\11-K\1995\gmac_95\sip1.doc 3

         UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                     Washington, DC 20549-1004
                             FORM 11-K

 X  ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES
EXCHANGE
- ---
    ACT OF 1934

For the fiscal year ended December 31, 1995
                          -----------------

                 OR

    TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES
EXCHANGE
- ---
    ACT OF 1934

For the transition period from
to
                               ---------------------
- ---------------------

Commission file number 33-10665
                       --------



                   THE GMAC MORTGAGE CORPORATION
                      SAVINGS INCENTIVE PLAN
                -----------------------------------
                     (Full title of the plan)


                    General Motors Corporation
          767 Fifth Avenue, New York, New York 10153-0075
        3044 West Grand Blvd., Detroit, Michigan 48202-3091
        ---------------------------------------------------
        (Name of issuer of the securities held pursuant to
             the plan and the address of its principal
                        executive offices)



Registrant's telephone number, including area code (313) 556-5000

      Notices and communications from the Securities and Exchange Commission relative to this report should be forwarded to:



                                          James H. Humphrey
                                          Chief Accounting Officer
                                          General Motors
Corporation
                                          3044 West Grand Blvd.
                                          Detroit, Michigan
48202-3091

FINANCIAL STATEMENTS AND EXHIBIT
- --------------------------------

(a)  FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES
     -----------------------------------------------

                                                            Page
No.

- --------
     The GMAC Mortgage Corporation Savings Incentive Plan:
        Independent Auditors' Report ............................
   3
        Statements of Net Assets Available for Benefits,
          December 31, 1995 and 1994 ............................
   4
        Statements of Changes in Net Assets Available for
          Benefits for the Years Ended December 31, 1995
          and 1994 ..............................................
   8
        Notes to Financial Statements ...........................
  12
        Supplemental Schedules:
          Item 27a-Schedule of Assets Held for Investment
            Purposes, December 31, 1995..........................
  18
          Item 27d-Schedule of Reportable Transactions for the
            Year Ended December 31, 1995.........................
  19
        Supplemental schedules not listed above are omitted because of the absence of the conditions under which they are required.

(b)  EXHIBIT
     -------

     Exhibit 23 - Consent of Independent Auditors ................
  20





SIGNATURE


        The Plan.  Pursuant to the requirements of the Securities
Exchange Act of 1934, the Administrative Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



                                         THE GMAC MORTGAGE
CORPORATION
                                         SAVINGS INCENTIVE PLAN

- -----------------------------
                                                (Name of Plan)



Date     June 27, 1996                By
         -------------
                                         /s/Dennis W. Sheehan

- -----------------------------
                                         (Dennis W. Sheehan,
                                          Executive Vice President
and
                                          Chief Financial Officer,
                                          GMAC Mortgage Group)

INDEPENDENT AUDITORS' REPORT
- ----------------------------

The GMAC Mortgage Corporation Savings Incentive Plan:

We have audited the accompanying statements of net assets available for benefits of The GMAC Mortgage Corporation Savings Incentive Plan (the "Plan") at December 31, 1995 and 1994, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 1995 and 1994, and the changes in net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information by Fund is presented for the purpose of additional analysis of the basic financial statements rather than to present information regarding the net assets available for benefits of the individual Funds and is not a required part of the basic financial statements. The accompanying supplemental schedules of (1) assets held for investment purposes at December 31, 1995 and (2) reportable transactions for the year ended December 31, 1995 are presented for the purpose of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 and are not a required part of the basic financial statements. The supplemental information by Fund and the supplemental schedules are the responsibility of the Plan's management. Such supplemental information by Fund and supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic 1995 financial statements taken as a whole.


/s/DELOITTE & TOUCHE LLP
DELOITTE & TOUCHE LLP

Detroit, Michigan
June 6, 1996

L:\secfiles\11-K\1995gmac_95\sip1.doc 19

                                THE GMAC MORTGAGE CORPORATION SAVINGS INCENTIVE PLAN

                          STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS, DECEMBER 31, 1995
                                                                    SUPPLEMENTAL INFORMATION
                                               -----------------------------------------------------------------
                                                 FIDELITY    FIDELITY              FIDELITY
                                                 MANAGED     GROWTH &  FIDELITY      ASSET     FIDELITY
                                                 INCOME       INCOME   OVERSEAS     MANAGER    MAGELLAN
                                      TOTAL       FUND         FUND      FUND         FUND       FUND
                                   ----------- -----------  ---------- ---------   ---------- ---------
Investments (Notes 2 and 7):
  Managed Income Fund            $18,449,303 $18,449,303$         -   $      -  $        -  $        -
  Growth & Income Fund            11,407,611           -11,407,611           -           -           -
  Overseas Fund                      280,701           -         -     280,701           -           -
  Asset Manager Fund               5,344,494           -         -           -   5,344,494           -
  Magellan Fund                    5,762,517           -         -           -           -   5,762,517
  Retirement Government Money
    Market Fund                    1,530,341           -         -           -           -           -
  Contrafund                       2,839,132           -         -           -           -           -
  Ginnie Mae Fund                    401,119           -         -           -           -           -
  CoreStates Financial Corp.
    Common Stock                     989,983           -         -           -           -           -
  General Motors Unitized Stock Fund14,700,031         -         -           -           -           -
Loans Receivable (Note 8)          2,329,547           -         -           -           -           -
                                  ----------  --------------------  ----------  ----------  ----------
TOTAL INVESTMENTS                 64,034,779  18,449,30311,407,611     280,701   5,344,494   5,762,517
Dividends Receivable                  10,978           -         -           -           -           -
                                  ----------  --------------------  ----------  ----------  ----------
NET ASSETS AVAILABLE FOR BENEFITS$64,045,757 $18,449,303$11,407,611   $280,701  $5,344,494  $5,762,517
                                  ==========  ====================  ==========  ==========   =========

See Notes to Financial Statements.

                                THE GMAC MORTGAGE CORPORATION SAVINGS INCENTIVE PLAN

                    STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS, DECEMBER 31, 1995 - Concluded

                                                               SUPPLEMENTAL INFORMATION

- ----------------------------------------------------------------------  --------
                                   FIDELITY
                                  RETIREMENT
                                  GOVERNMENT                           CORESTATES  GENERAL MOTORS
                                   MONEY                   FIDELITY    FINANCIAL     UNITIZED
                                   MARKET      FIDELITY   GINNIE MAE      CORP.       STOCK     LOAN
                                    FUND      CONTRAFUND     FUND     COMMON STOCK     FUND     FUND
                                 ----------- -----------  ----------  ------------ -------------  --
- ----
Investments (Notes 2 and 7):
  Managed Income Fund            $       -   $      -    $      -   $        -   $         - $      -
  Growth & Income Fund                   -          -           -            -             -        -
  Overseas Fund                          -          -           -            -             -        -
  Asset Manager Fund                     -          -           -            -             -        -
  Magellan Fund                          -          -           -            -             -        -
  Retirement Government Money
    Market Fund                  1,530,341          -           -            -             -        -
  Contrafund                             -  2,839,132           -            -             -        -
  Ginnie Mae Fund                        -          -     401,119            -             -        -
  CoreStates Financial Corp.
    Common Stock                         -          -           -      989,983             -        -
  General Motors Unitized Stock
    Fund                                 -          -           -            -    14,700,031        -
Loans Receivable (Note 8)                -          -           -            -             -2,329,547
                                 ---------  ---------   ---------    ---------    -------------------
TOTAL INVESTMENTS                1,530,341  2,839,132     401,119      989,983    14,700,0312,329,547
Dividends Receivable                     -          -           -       10,978             -        -
                                 ---------  ---------   ---------    ---------    -------------------
NET ASSETS AVAILABLE FOR BENEFITS$1,530,341$2,839,132    $401,119   $1,000,961   $14,700,031$2,329,547
                                 =========  =========   =========    =========    ===================

See Notes to Financial Statements.

                                THE GMAC MORTGAGE CORPORATION SAVINGS INCENTIVE PLAN

                          STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS, DECEMBER 31, 1994
                                                                   SUPPLEMENTAL INFORMATION
                                                 -------------------------------------------------------
                                                  FIDELITY     FIDELITY    FIDELITY
                                                   MANAGED     GROWTH &      ASSET       FIDELITY
                                                   INCOME       INCOME      MANAGER      MAGELLAN
                                       TOTAL        FUND         FUND         FUND         FUND
                                    -----------  -----------  ----------   ---------    ----------
Investments (Notes 2 and 7):
  Managed Income Fund             $19,019,102  $19,019,102   $        -   $        -   $        -
  Growth & Income Fund              7,478,864            -    7,478,864            -            -
  Asset Manager Fund                3,649,987            -            -    3,649,987            -
  Magellan Fund                     1,497,723            -            -            -    1,497,723
  Retirement Government Money
    Market Fund                       983,032            -            -            -            -
  Contrafund                          636,156            -            -            -            -
  Ginnie Mae Fund                      45,292            -            -            -            -
  CoreStates Financial Corp.
    Common Stock                      647,889            -            -            -            -
  General Motors Unitized Stock Fund10,676,258           -            -            -            -
Loans Receivable (Note 8)           2,116,415            -            -            -            -
                                  -----------  -----------  -----------  -----------  -----------
TOTAL INVESTMENTS                  46,750,718   19,019,102    7,478,864    3,649,987    1,497,723
Dividends Receivable                    8,472            -            -            -            -
                                  -----------  -----------  -----------  -----------  -----------
NET ASSETS AVAILABLE FOR BENEFITS $46,759,190  $19,019,102   $7,478,864   $3,649,987   $1,497,723
                                  ===========  ===========  ===========  ===========  ===========

See Notes to Financial Statements.

                                THE GMAC MORTGAGE CORPORATION SAVINGS INCENTIVE PLAN

                    STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS, DECEMBER 31, 1994 - Concluded

                                                               SUPPLEMENTAL INFORMATION

- --------------------------------------------------------------------------------------
                                   FIDELITY
                                  RETIREMENT
                                  GOVERNMENT                           CORESTATES  GENERAL MOTORS
                                   MONEY                   FIDELITY    FINANCIAL     UNITIZED
                                   MARKET      FIDELITY   GINNIE MAE      CORP.       STOCK         LOAN
                                    FUND      CONTRAFUND     FUND     COMMON STOCK     FUND         FUND
                                 ----------- -----------  ----------  ------------ -------------------------
Investments (Notes 2 and 7):
  Managed Income Fund            $       -   $      -     $     -     $       -   $         -   $        -
  Growth & Income Fund                   -          -           -             -             -            -
  Asset Manager Fund                     -          -           -             -             -            -
  Magellan Fund                          -          -           -             -             -            -
  Retirement Government Money
    Market Fund                    983,032          -           -             -             -            -
  Contrafund                             -    636,156           -             -             -            -
  Ginnie Mae Fund                        -          -      45,292             -             -            -
  CoreStates Financial Corp.
    Common Stock                         -          -           -       647,889             -            -
  General Motors Unitized Stock
    Fund                                 -          -           -             -    10,676,258            -
Loans Receivable (Note 8)                -          -           -             -             -    2,116,415
                               ---------------------- -----------   -----------   -----------  -----------
TOTAL INVESTMENTS                  983,032    636,156      45,292       647,889    10,676,258    2,116,415
Dividends Receivable                     -          -           -         8,472             -            -
                               ---------------------- -----------   -----------   -----------  -----------
NET ASSETS AVAILABLE FOR BENEFITS $983,032   $636,156     $45,292      $656,361   $10,676,258   $2,116,415
                               ====================== ===========   ===========   ===========  ===========

See Notes to Financial Statements.

                                THE GMAC MORTGAGE CORPORATION SAVINGS INCENTIVE PLAN

                              STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                                        FOR THE YEAR ENDED DECEMBER 31, 1995
                                                                   SUPPLEMENTAL INFORMATION

- ----------------------------------------------------------------
                                                 FIDELITY    FIDELITY               FIDELITY
                                                 MANAGED     GROWTH &  FIDELITY      ASSET    FIDELITY
                                                 INCOME       INCOME   OVERSEAS     MANAGER   MAGELLAN
                                       TOTAL                   FUND       FUND       FUND      FUND
FUND
                                    -----------             ---------------------  --------- ----------
- -----------
Interest and dividends (Note 2)    $2,677,372  $1,131,830    $534,890     $5,579    $149,285   $318,051
                                  ----------- ----------- ---------------------- ----------- ----------
Net appreciation on assets
  held, sold, or distributed to
  participants (Note 2)             7,302,359           -   2,224,977     12,569     655,352    632,961
                                  ----------- ----------- ---------------------- ----------- ----------
Contributions (Note 3):-
  Employee                          4,678,222   1,231,989   1,171,510     34,857     562,894    591,095
  Employer                          2,930,988           -           -          -           -          -
                                  ----------- ----------- ---------------------- ----------- ----------
Total contributions                 7,609,210   1,231,989   1,171,510     34,857     562,894    591,095
                                  ----------- ----------- ---------------------- ----------- ----------
Distributions to participants (Note 5)(4,304,366)(1,514,102) (758,196)   (23,439)   (329,860)  (291,322)
                                  ----------- ----------- ---------------------- ----------- ----------
Forfeitures                                21     (17,260)    (10,177)         -      (5,582)    (6,831)
                                  ----------- -----------  --------------------- ----------- ----------
Rollovers (Note 1)                  4,001,971     132,173     397,040     70,829   1,045,602  1,374,363
                                  ----------- ----------- ---------------------- ----------- ----------
Transfers among investment options
  (Note 8)                                  -  (1,534,429)    368,703    180,306    (383,184) 1,646,477
                                  ----------- ----------- ---------------------- ----------- ----------
Increase (decrease) in net assets
  available for benefits during the year17,286,567(569,799) 3,928,747    280,701   1,694,507  4,264,794
Net assets available for benefits
  at beginning of year             46,759,190  19,019,102   7,478,864          -   3,649,987  1,497,723
                                  ----------- ----------- ---------------------- ----------- ----------
Net assets available for benefits
  at end of year                  $64,045,757 $18,449,303 $11,407,611   $280,701  $5,344,494 $5,762,517
                                  =========== =========== ====================== =========== ==========

See Notes to Financial Statements.



                                  THE GMAC MORTGAGE CORPORATION SAVINGS INCENTIVE PLAN

                                STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                                    FOR THE YEAR ENDED DECEMBER 31, 1995 - Concluded

                                                              SUPPLEMENTAL INFORMATION
                                 --------------------------------------------------------------------------------------
                                  FIDELITY
                                  RETIREMENT                           CORESTATES
                                  GOVERNMENT               FIDELITY    FINANCIAL   GENERAL MOTORS
                                 MONEY MARKET FIDELITY    GINNIE MAE      CORP.       UNITIZED      LOAN
                                    FUND     CONTRAFUND      FUND     COMMON STOCK   STOCK FUND     FUND
                                 ----------- ----------   -------------------------             ------------------------

Interest and dividends (Note 2)     $83,083    $213,392     $16,800      $48,248     $13,816      $162,398
                                ----------- ----------- -----------  ----------- -----------   -----------
Net appreciation on assets
  held, sold, or distributed
  to participants (Note 2)                -     201,371      17,451      300,962   3,256,716             -
                                ----------- ----------- -----------  ----------- -----------   -----------
Contributions (Note 3):
  Employee                          257,103     338,118      57,302            -     433,354             -
  Employer                         (206,693)          -           -            -   3,137,681             -
                                ----------- ----------- -----------  ----------- -----------   -----------
Total contributions                  50,410     338,118      57,302            -   3,571,035             -
                                ----------- ----------- -----------  ----------- -----------   -----------
Distributions to participants (Note 5)(65,524)  (94,993)    (16,644)        (821) (1,013,311)     (196,154)
                                ----------- ----------- -----------  ----------- -----------   -----------
Forfeitures                         199,432        (542)          -            -    (159,019)            -
                                ----------- -----------  ----------  ----------- -----------   -----------
Rollovers (Note 1)                  407,338     345,017     204,931            -      24,678             -
                                ----------- ----------- -----------  ----------- -----------   -----------
Transfers among investment options
  (Note 8)                         (127,430)  1,200,613      75,987       (3,789) (1,670,142)      246,888
                                ----------- ----------- -----------  ----------- -----------   -----------
Increase (decrease) in net assets
  available for benefits during the year547,3092,202,976    355,827      344,600   4,023,773       213,132
Net assets available for benefits
  at beginning of year              983,032     636,156      45,292      656,361  10,676,258     2,116,415
                                ----------- ----------- -----------  ----------- -----------   -----------
Net assets available for benefits
  at end of year                 $1,530,341  $2,839,132    $401,119   $1,000,961 $14,700,031    $2,329,547
                                =========== =========== ===========  =========== ===========   ===========


See Notes to Financial Statements.



                                THE GMAC MORTGAGE CORPORATION SAVINGS INCENTIVE PLAN

                              STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                                        FOR THE YEAR ENDED DECEMBER 31, 1994
                                                                   SUPPLEMENTAL INFORMATION

- ----------------------------------------------------------------
                                                                                              FIDELITY
                                                FIDELITY     FIDELITY   FIDELITY             RETIREMENT
                                                 MANAGED     GROWTH &    ASSET      FIDELITY GOVERNMENT
                                                 INCOME       INCOME    MANAGER     MAGELLAN    MONEY
                                       TOTAL                   FUND       FUND       FUND       FUND
MARKET FUND
                                    -----------             ---------------------  --------- ----------
- -----------
Interest and dividends (Note 2)    $2,072,483  $1,059,112    $543,426   $140,863     $26,134    $34,377
                                  ----------- ----------- ---------------------- ----------- ----------
Net appreciation (depreciation)on assets
  held, sold, or distributed to
  participants (Note 2)            (3,772,196)          -    (428,915)  (409,316)    (26,309)         -
                                  ----------- ----------- ---------------------- ----------- ----------
Contributions (Note 3):-
  Employee                          4,424,938   1,691,573   1,179,151    721,108     210,341    203,336
  Employer                          3,332,355           -           -          -           -    (55,000)
                                  ----------- ----------- ---------------------- ----------- ----------
Total contributions                 7,757,293   1,691,573   1,179,151    721,108     210,341    148,336
                                  ----------- ----------- ---------------------- ----------- ----------
Distributions to participants (Note 5)(2,898,167)(1,168,054) (297,165)   (99,762)    (28,565)  (261,101)
                                  ----------- ----------- ---------------------- ----------- ----------
Forfeitures                            (4,952)    (11,894)     (4,297)    (1,898)     (3,822)   168,306
                                  ----------- -----------  --------------------- ----------- ----------
Rollovers (Note 1)                    383,229       2,958     100,401    135,009      56,168     45,332
                                  ----------- ----------- ---------------------- ----------- ----------
Transfers among investment options
  (Note 8)                                  -  (1,577,384)   (318,695)  (192,156)  1,263,776     67,049
                                  ----------- ----------- ---------------------- ----------- ----------
Increase (decrease) in net assets
  available for benefits during the year3,537,690  (3,689)    773,906    293,848   1,497,723    202,299
Net assets available for benefits
  at beginning of year             43,221,500  19,022,791   6,704,958  3,356,139           -    780,733
                                  ----------- ----------- ---------------------- ----------- ----------
Net assets available for benefits
  at end of year                  $46,759,190 $19,019,102  $7,478,864 $3,649,987  $1,497,723   $983,032
                                  =========== =========== ====================== =========== ==========

See Notes to Financial Statements.



                                  THE GMAC MORTGAGE CORPORATION SAVINGS INCENTIVE PLAN

                               STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                                    FOR THE YEAR ENDED DECEMBER 31, 1994 - Concluded

                                                              SUPPLEMENTAL INFORMATION
                                 -------------------------------------------------------------------------------------

                                                           CORESTATES              GENERAL MOTORS
                                              FIDELITY     FINANCIAL  GENERAL MOTORS                $1-2/3
                                   FIDELITY  GINNIE MAE       CORP.      UNITIZED    PAR VALUE      LOAN
                                  CONTRAFUND    FUND      COMMON STOCK  STOCK FUND  COMMON STOCK    FUND
                                 ----------- ----------   -------------------------
- ------------------------

Interest and dividends (Note 2)  $        -  $      987  $   30,397   $       20  $   83,708    $  153,459
                                ----------- ----------- -----------  ----------- -----------   -----------
Net appreciation (depreciation) on
  assets held, sold, or distributed
  to participants (Note 2)            2,852        (692)     (3,085)  (2,136,175)   (770,556)            -
                                ----------- ----------- -----------  ----------- -----------   -----------
Contributions (Note 3):
  Employee                           78,565      11,836           -      253,275      75,753             -
  Employer                                -           -           -    1,546,987   1,840,368             -
                                ----------- ----------- -----------  ----------- -----------   -----------
Total contributions                  78,565      11,836           -    1,800,262   1,916,121             -
                                ----------- ----------- -----------  ----------- -----------   -----------
Distributions to participants (Note 5)(11,095)   (1,031)       (285)    (452,253)   (267,117)     (311,739)
                                ----------- ----------- -----------  ----------- -----------   -----------
Forfeitures                          (3,048)          -           -     (104,191)    (44,108)            -
                                -----------  ---------- -----------  ----------- -----------   -----------
Rollovers (Note 1)                   11,855      11,414           -        6,212      13,880             -
                                ----------- ----------- -----------  ----------- -----------   -----------
Transfers among investment options
  (Note 8)                          557,027      22,778           -   11,562,383 (11,695,793)      311,015
                                ----------- ----------- -----------  ----------- -----------   -----------
Increase (decrease) in net assets
  available for benefits during the year636,156  45,292      27,027   10,676,258 (10,763,865)      152,735
Net assets available for benefits
  at beginning of year                    -           -     629,334            -  10,763,865     1,963,680
                                ----------- ----------- -----------  ----------- -----------   -----------
Net assets available for benefits
  at end of year                   $636,156     $45,292    $656,361  $10,676,258          $-    $2,116,415
                                =========== =========== ===========  =========== ===========   ===========


See Notes to Financial Statements.



THE GMAC MORTGAGE CORPORATION SAVINGS INCENTIVE PLAN

NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 1995 AND 1994
- -----------------------------------------------------------------------------

1.  INFORMATION CONCERNING THE PLAN

     The GMAC Mortgage Corporation Savings Incentive Plan (the "Plan") was adopted by action of the Board of Directors of GMAC Mortgage Corporation (the "Company") on April 30, 1986. The Plan complies with the Tax Reform Act of 1986. The Plan was amended and completely restated effective January 1, 1994, primarily to clarify existing plan features and to effect administrative changes. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended.

     The Plan is a defined contribution plan with a cash or deferred arrangement for Employees of the Company, its participating subsidiaries and any related entities electing to adopt the Plan. The Employees may elect to participate and must meet certain eligibility requirements. Subsidiaries or related entities participating in the Plan include:

        GMAC Mortgage Corporation of PA
           (successor by merger of GMAC Mortgage Corporation of Iowa) Residential Funding Corporation
        GMAC Commercial Mortgage Corporation

     On February 1, 1995, GMAC Commercial Mortgage Corporation acquired Republic Realty Mortgage Corporation ("RRMC"). Effective March 3, 1995, RRMC's assets of approximately $2.6 million were added to the Plan. Former RRMC employees maintain their scheduled vesting accrual.

     On February 6, 1995, GMAC Mortgage Corporation acquired Residential Money Centers ("RMC"). RMC did not previously have a savings incentive plan. Accordingly, RMC employees were treated as new employees by the Plan.

     Effective October 1, 1995, Residential Funding Corporation acquired a division of Mortgage Services of America ("MSA"). As a result of the acquisition, $411,770 was rolled over into the Plan. Former employees of MSA are vested in accordance with the Plan's vesting schedule and their original dates of hire.

     The Plan is sponsored and administered by the Company. At December 31, 1995 and 1994, all assets were held in trust at Fidelity Management Trust Company, Inc.

     A general description of the Plan provisions is incorporated in the notes which follow. A Summary Plan Description, providing a more extensive description of Plan provisions, has been published and is available to participants in the Plan.

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     The significant accounting policies followed in the preparation of the accompanying financial statements are as follows:

      . Investment transactions are recorded on the trade date and investment balances are stated at fair value or contract value which has been determined as follows:

        .. Assets invested in common stocks, mutual funds and pooled separate accounts are carried at quoted market price.

THE GMAC MORTGAGE CORPORATION SAVINGS INCENTIVE PLAN

        .. Assets invested in unallocated insurance contracts are carried at principal contributed plus interest credited.

      . Realized and unrealized gains and losses are computed based on the fair value of investments at the beginning of the Plan year.

      . Dividends and interest are included in income when earned based on the term of the investments and the periods during which the investments are owned by the Plan.

      . Balances in the loan fund are carried at the principal balance outstanding.

3.    CONTRIBUTIONS TO THE PLAN

     Employees may elect to contribute to the Plan on a pre-tax basis, in even multiples of 1% of base compensation, up to 9% of compensation (subject to a limit of $9,240 for the years ended December 31, 1995 and 1994). The Employee contribution limitation is adjusted annually for cost of living increases to the extent permitted by the Internal Revenue Code of 1986, as amended (the "Code"). The Company will match an Employee's contribution up to 6% of compensation, provided the amount does not exceed $3,000. Annual additions to an Employee's account are subject to certain limitations imposed by the Plan. Based on the Employee's election, such contributions can be directed to any of several investment funds or options (see Note 7). Employees may elect to change contribution elections daily for 1995 and 1994.

4.    VESTING

     Two pre-tax basis accounts are maintained for each participating Employee. The Salary Reduction Account consists of a participant's contributions and is fully vested. The Matching Account consists of the Company's contributions. A participant's Matching Account accrued balance is 20% after one year of credited service and increases 20% per year thereafter until fully vested.

     While the Company has not expressed any intent to terminate the Plan, it may do so at any time. In the event of termination of the Plan, each participant's Matching Account becomes fully vested to the extent of the amount in the participant's Matching Account.

5.    DISTRIBUTIONS

     Participants may withdraw their vested assets at any time after termination of employment. Prior to termination of employment, the assets may only be withdrawn because of disability or financial hardship. Participants may elect to receive their withdrawal in either a lump-sum payment, by purchase of various annuities or over various periods of time. Participants may also elect a distribution of shares of stock to the extent shares have been credited to their account. Participants also have the option of borrowing against their vested balances in an amount up to 50% of the participant's accrued vested benefit as determined on the valuation date, or $50,000, whichever is less (see Note 8).

6.    FORFEITURES

     Participant   forfeitures  are  utilized  to  reduce   subsequent   Company
contributions. Upon termination, the nonvested portion of the participant's Matching Account is forfeited.

THE GMAC MORTGAGE CORPORATION SAVINGS INCENTIVE PLAN

7.    INVESTMENT FUNDS OR OPTIONS

     Participants can direct the Plan Trustee to make investments of Employee contributions in the Investment Options described below:

     Fidelity Managed Income Fund - The fund seeks to preserve capital and provide a competitive level of income over time. It purchases high-quality, short- and long-term investment contracts issued by insurance companies, banks and other approved financial institutions. Investment contracts are unsecured agreements when the purchaser agrees to pay the issuer and the issuer agrees to pay interest at a specified rate for the life of the contract and to repay the money at maturity. The fund may also purchase synthetics which simulate the terms of conventional investment contracts and money market instruments on liquidity.

     Fidelity Growth & Income Fund - The fund seeks long-term capital growth, current income, and growth of income consistent with reasonable investment risk. It invests in common stocks, securities convertible into common stocks, preferred stocks and fixed income securities.

     Fidelity Overseas Fund - The fund seeks long term capital growth primarily through investments in foreign securities. Investments may include common stock, securities convertible to common stock and debt instruments. Due to currency fluctuations and the political and economic uncertainties associated with foreign investments, the risks and potential rewards relating to this fund are greater than funds which purchase U.S. investments.

     Fidelity Asset Manager Fund - The fund seeks a high total return with reduced risk over the long term by allocating its assets among domestic and foreign equities, bonds and short-term instruments.

     Fidelity Magellan Fund - The fund seeks long-term capital appreciation by investing in stocks of both well-known and lesser-known companies with potentially above-average growth potential and a correspondingly higher level of risk. Securities may be of foreign and domestic companies.

     Fidelity Retirement Government Money Market Fund - The fund seeks as high a level of current income as is consistent with the preservation of principal and liquidity. It invests in obligations issued or guaranteed as to principal and interest by the U.S. Government, its agencies or instrumentalities, and in repurchase agreements secured by the obligations.

     Fidelity Contrafund - The fund seeks long-term capital appreciation by investing in the securities of companies believed to be out of favor or undervalued. The fund invests in common stocks and securities convertible into common stock, but it may purchase other securities that may produce capital appreciation. The fund may also invest in investment-grade debt securities for defensive purposes.

     Fidelity Ginnie Mae Fund - The fund seeks a high level of current income by investing primarily in Ginnie Mae securities and other securities that are guaranteed by the full faith and credit of the U.S. Government. Assets not invested in Ginnie Maes may be invested in any type of U.S. or foreign debt or other income producing investments.

THE GMAC MORTGAGE CORPORATION SAVINGS INCENTIVE PLAN

     The CoreStates Financial Corp. Common Stock option is the residual of the former Colonial Companies Savings Incentive Plan (which became the Plan in
1986). Activity is limited to the reinvestment of earnings and participant distributions.

     General Motors $1-2/3 Par Value Common Stock - As of June 13, 1994, this was no longer an investment option. The assets were transferred into the GM Unitized Stock Fund on June 13, 1994.

     GM Unitized Stock Fund - On June 13, 1994, all shares of the GM Common Stock Fund were transferred into the GM Unitized Stock Fund. The objective is to provide a Company Stock investment option that can be traded and accessed with the same frequency and timeliness as a Fidelity mutual fund. This fund is primarily comprised of GM Common Stock and a small percentage of cash and/or other liquid investments (usually 1-3%). The availability of the cash makes it possible to trade shares of GM Common Stock without waiting the mandatory five day settlement period.

     During 1995 and 1994, contributions to each participant's Matching Account are invested in the GM Unitized Stock Fund.

     For 1995 and 1994, participants may change allocations among funds in 1% increments daily. In addition, participants may elect to transfer, in 1% increments, balances from one or more investment funds or options to another on a daily basis.

     The number of participants in each Investment Fund or Option as of December 31, 1995 and 1994 is shown below. The sum of participation by Investment Fund or Option is greater than the total number of Plan participants because participation is allowed in more than one fund or option.

      Option                                     1995      1994
      ------                                     ----      ----

      Fidelity Managed Income Fund             1,536     1,699
      Fidelity Growth & Income Fund            1,484     1,254
      Fidelity Overseas Fund                     136       N/A
      Fidelity Asset Manager Fund                927       852
      Fidelity Magellan Fund                     946       370
      Fidelity Retirement Government
        Money Market Fund                        534       481
      Fidelity Contrafund                        557       179
      Fidelity Ginnie Mae Fund                   163        42
      CoreStates Financial Corp. Common Stock     25        28
      GM Unitized Stock Fund                   2,420     2,312

THE GMAC MORTGAGE CORPORATION SAVINGS INCENTIVE PLAN

     The number of units credited to participants, including non-vested, and the net asset value (NAV) of each unit at December 31, 1995 and 1994 are as follows:

                                   1995              1994
                              Number  NAV Per    Number  NAV Per
                             of Units  Unit     of Units  Unit
                             -------- -------   -------- -------

      Investment

      Fidelity Managed Income
        Fund              18,449,303  $1.000  19,019,102  $1.000

      Fidelity Growth & Income
        Fund                 421,723  27.050     354,615  21.090

      Fidelity Overseas Fund   9,656  29.070       N/A     N/A

      Fidelity Asset Manager
        Fund                 337,192  15.850     263,918  13.830

      Fidelity Magellan Fund  67,022  85.980      22,421  66.800

      Fidelity Retirement Gov't
        Money Market Fund  1,530,341   1.000     983,032   1.000

      Fidelity Contrafund     74,675  38.020      21,009  30.280

      Fidelity Ginnie Mae
        Fund                  36,834  10.890       4,532   9.990

      CoreStates Financial Corp.
        Common Stock          26,138  37.875      24,917  26.340

      GM Unitized Stock
        Fund               1,404,014  10.470   1,303,578   8.190

8.    LOANS RECEIVABLE FROM PARTICIPANTS

     Active participants in the Plan are generally eligible to borrow from the Plan up to the lesser of $50,000 or 50% of the participant's vested account balance. Interest on participant loans is determined by the Plan Administrator based on rates offered by commercial lenders for similar type loans. Loan repayments are in level monthly installments over a term not to exceed five years. Loans are funded through the liquidation of the participant's related investments. Repayments of principal are reinvested based upon the participant's current investment options. During the year ended December 31, 1995, there were approximately $1,420,152 and $1,421,337 of new borrowings and principal repayments, respectively. At December 31, 1995, there were 548 loans outstanding with an average balance and interest rate of $4,251 and 8.93%, respectively. At December 31, 1994, there were 499 loans outstanding with an average balance and interest rate of $4,241 and 7.98%, respectively.

     Three employees of the Company who serve indirectly as Plan Administrators also serve as Trustees for the notes securing the Plan's loans receivable (for loans originated prior to 1994). One of the employees of the Company who serves on the Pension Committee also has an outstanding loan receivable. Loan activity for these individuals for the years ended December 31, 1995 and 1994 is as follows:

THE GMAC MORTGAGE CORPORATION SAVINGS INCENTIVE PLAN


                                       1995        1994
                                       ----        ----

        New Loans                    $5,500     $9,500
        Principal Repayments          6,164      8,862
        Average Balance at December 313,894      4,115
        Average Rate                   8.818%     8.030%

9.    FEDERAL INCOME TAX

     The Plan obtained its latest determination letter on July 13, 1995 in which the Internal Revenue Service stated that the Plan, subject to the adoption of several technical amendments, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan adopted the technical amendments on August 9, 1995 to comply with the requirements noted in the most recent determination letter. Therefore, no provision for income taxes has been included in the Plan's financial statements.

10.   RELATED PARTY TRANSACTIONS

     Advisory, auditing and accounting services are paid for by the Company on behalf of the Plan. Costs for such outside services amounted to approximately $141,000 and $219,000 during the years ended December 31, 1995 and 1994, respectively. The administrative expenses relating to the funds are paid directly by the participants from the fund's assets and are factored into the net asset value.

     The Plan has invested in common stock of General Motors Corporation ("GM"), the indirect parent of the Company. See Note 7 for certain financial information. During the years ended December 31, 1995 and 1994, the Plan had the following GM stock transactions:

                                          1995       1994
                                          ----       ----

        Total dollar amount of
            purchases                $3,449,266  $4,852,223
        Total dollar amount of sales  2,417,346   1,834,171

                          THE GMAC MORTGAGE CORPORATION SAVINGS INCENTIVE PLAN

                        Item 27a-SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                            DECEMBER 31, 1995
                                                                                     Current
  Identity of Issue                 Description                            Cost       Value
- ---------------------------------------
- ---------------------------------------                                 -----------     -----------

                                    Participant Loans (Interest rates from
                                      7.25% to 11.50%)                $2,329,547  $2,329,547
Fidelity Management Trust Company, Inc.
Manager Income Fund                 Stable Value Fund (2)             18,449,303  18,449,303

Fidelity Management Trust Company, Inc.
Growth and Income Fund              Growth & Income Fund (2)           9,695,646  11,407,611

Fidelity Management Trust Company, Inc.
Overseas Fund                       International Growth Fund            272,626     280,701

Fidelity Management Trust Company, Inc.
Asset Manager Fund                  Asset Allocation Fund (2)          5,062,764   5,344,494

Fidelity Management Trust Company, Inc.
Magellan Fund                       Growth Fund (2)                    5,242,822   5,762,517

Fidelity Management Trust Company, Inc.
Retirement Government Money Market Fund                        Money Market Fund   1,530,341 1,530,341

Fidelity Management Trust Compapny, Inc.
Contrafund                          Growth Fund                        2,666,672   2,839,132

Fidelity Management Trust Company, Inc.
Ginnie Mae Fund                     Income Fund                          387,532     401,119

Corestates Financial Corp.
Common Stock                        Common Stock                         312,215     989,983

General Motors Corporation
General Motors Unitized Stock Fund  Common Stock Fund (1)(2)          11,833,914  14,700,031
                                                                      ----------  ----------
                                    TOTAL                            $57,783,382 $64,034,779
                                                                      ==========  ==========
(1) Party-in-interest
(2) Individual investment represents 5% or more of the Plan's net assets.

                                                 - 18 -

                              THE GMAC MORTGAGE CORPORATION SAVINGS INCENTIVE PLAN
                                  Item 27d-SCHEDULE OF REPORTABLE TRANSACTIONS
                                      FOR THE YEAR ENDED DECEMBER 31, 1995


                                               Total               Total               Market
                                    Total      Dollar    Total     Dollar    HistoricalValue at
                                    Number of  Value of  Number of Value of  Cost      Date of    Net Gain
Identity of Party   Description     Purchases  Purchases Sales     Sales     of Asset  Transaction     or
(Loss)
- --------------------                ------------------   --------- --------- --------  ---------
- -----------------------------

                                         SERIES REPORTABLE TRANSACTIONS


Fidelity Mgmt. Trust
  Company. Inc.     Managed Income Fund 205 $4,101,611        - $        - $4,101,611 $4,101,611$       -
Fidelity Mgmt. Trust
  Company. Inc.     Managed Income Fund   -          -      215  4,671,409  4,671,409  4,671,409        -
Fidelity Mgmt. Trust
  Company. Inc.     Growth & Income Fund223  3,669,697        -          -  3,669,697  3,669,697        -
Fidelity Mgmt. Trust
  Company. Inc.     Asset Manager Fund  202  2,569,735        -          -  2,569,735  2,569,735        -
Fidelity Mgmt. Trust
  Company. Inc.     Magellan Fund       202  4,479,595        -          -  4,479,595  4,479,595        -
Fidelity Mgmt. Trust
  Company. Inc.     Contrafund          168  2,413,116        -          -  2,413,116  2,413,116        -
General Motors Corp.General Motors Unitized
                      Stock Fund        217  4,055,695        -          -  4,055,695  4,055,695        -
General Motors Corp.General Motors Unitized
                      Stock Fund          -          -      207  3,288,637  3,071,578  3,288,637  217,059













                                                     - 19 -